SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August. 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	312,641	0.0905	0.0508
Shares	Preferred	1,530,390	0.5681	0.2489
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly w/the company	Sell	19	230	85.81	19,736.30
Final Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same class	Total
Shares	Common	312,411	0.0904	0.0508
Shares	Preferred	1,530,390	0.5681	0.2489

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	312,690,815	90.5017	50.8513
Shares	Preferred	123,838,150	45.9674	20.1392
Simple Debentures	First tranche. due in 3 years. of nominative. book entry. non-share convertible. subordinated debentures	5,000	6.1196	2.4212
Final Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	312,690,815	90.5017	50.8513
Shares	Preferred	123,838,150	45.9674	20.1392
Debentures	First tranche. due in 3 years. of nominative. book entry. non-share convertible. subordinated debentures	5,000	6.1196	2.4212

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share

Note:	These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	273	0.0001	0.0000
Total
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: September 5, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations